Exhibit 99.6

Information for investors in the Shell Transport PEP and/or Shell Transport ISA

Unification of Shell Transport and Royal Dutch

Information for investors in the Shell Transport PEP and/or Shell Transport ISA

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

This leaflet sets out information on:

–	the process for voting on these proposals;

–	how and when you will receive your new Royal Dutch Shell Shares; and

–	where to obtain further information.

Enclosed with this leaflet are a number of other documents:

–	the Scheme Document that provides details of the proposals for the unification of Shell Transport and Royal Dutch;

–	a grey voting instruction card for the Court Meeting;

–	a peach voting instruction card for the Shell Transport EGM; and

–	a document request form.

Before deciding what course of action to take, it is important that you read the details of the transaction set out in the Scheme Document and, in particular, the explanatory statement set out in Part 2.

The purpose of this leaflet and the Scheme Document is to provide you with brief details of the transaction and to allow you to take the necessary action in relation to it. However, for those who require or would like additional information, two longer, more detailed documents have been prepared (the Long Form Scheme Document, which contains the Scheme, and the Listing Particulars). These documents are available at www.shell.com/unification or on request. Details of how you can request copies of these documents are set out on page 5 of this leaflet.

Capitalised words in this leaflet have the meanings given in Part 5 of the Scheme Document.

Voting Information

What are the meetings?

Three separate shareholder meetings will be held on June 28, 2005:

The Shell Transport annual general meeting

Details of this meeting will be sent to you separately.

The Court Meeting

The Court Meeting is a meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and is convened by the High Court under the Companies Act as part of the formal procedure for approving the Scheme of Arrangement which forms part of the proposals for the unification of Shell Transport and Royal Dutch. Details of the Scheme are contained in the Scheme Document. The formal notice for the Court Meeting is set out in Part 6 of the Scheme Document.

The Shell Transport extraordinary general meeting (Shell Transport EGM)

The Shell Transport EGM will consider resolutions to approve and implement the Scheme and related proposals. The notice for this meeting is set out in Part 7 of the Scheme Document.

The Shell Transport annual general meeting will commence promptly at 11am, the Court Meeting at 12 noon (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM at 12.10pm (or as soon thereafter as the Court Meeting concludes or is adjourned).

Where are the meetings?

All three meetings will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

Speaking and Voting at the Court Meeting and the Shell Transport EGM

Your Shell Transport Ordinary Shares are held on your behalf by Puddledock Nominees Limited. Therefore, if you wish to attend the Court Meeting and the Shell Transport EGM, you must complete section “B” of the grey voting instruction card for the Court Meeting and section “B” of the peach voting instruction card for the Shell Transport EGM and return them as described below.

Following receipt of valid voting instruction cards by the Shell Transport Registrars, you will be sent a letter of authority in respect of the Court Meeting and a letter of authority in respect of the Shell Transport EGM from your plan manager (BNP Paribas Securities Services) confirming that it has appointed you as its proxy in respect of the Shell Transport Ordinary Shares it holds on your behalf and authorising you to attend the meetings. In accordance with the Shell Transport Articles, as you will be a proxy, you will not be entitled to speak at the Court Meeting or the Shell Transport EGM or to vote on a show of hands at either of them. You may, however, vote on a poll and all resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands.

If you do not return the grey voting instruction card with section “B” correctly completed, you will not be able to attend and vote in person at the Court Meeting, or at any adjournment of that meeting.

If you do not return the peach voting instruction card with section “B” correctly completed, you will not be able to attend and vote in person at the Shell Transport EGM, or at any adjournment of that meeting.

For every four Shell Transport Ordinary Shares that Puddledock Nominees Limited holds on your behalf as at 6pm on June 26, 2005, you will be entitled to one vote on each poll.

You are entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

Voting instructions

You may not appoint a proxy for yourself as the Shell Transport Ordinary Shares are held on your behalf by Puddledock Nominees Limited. However, you can tell Puddledock Nominees Limited how you wish it to cast the votes to which it is entitled on the Shell Transport Ordinary Shares that it holds on your behalf by completing and returning section “A” of the grey voting instruction card for the Court Meeting and section “A” of the peach voting instruction card for the Shell Transport EGM.

Before completing the grey voting instruction card for the Court Meeting and the peach voting instruction card for the Shell Transport EGM, please read the explanatory notes on those cards.

You must complete EITHER section “A” OR section “B” of your grey voting instruction card for the Court Meeting and the peach voting instruction card for the Shell Transport EGM and return them in order to direct how the votes be exercised. If you complete both section “A” and section “B”, Puddledock Nominees Limited will vote according to your instructions and you will not be able to attend the Court Meeting or the Shell Transport EGM in person.

Voting instructions for the Court Meeting

If you do not return the grey voting instruction card with section “A” correctly completed, or you do not give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box in section “A” of the grey voting instruction card, Puddledock Nominees Limited will not cast any votes at the Court Meeting in respect of the Shell Transport Ordinary Shares it holds on your behalf.

Voting instructions for the Shell Transport EGM

If you do not return the peach voting instruction card with section “A” correctly completed, or you do not indicate your voting instructions in respect of a resolution by placing an “X” in the appropriate boxes in section “A” and signing at the bottom of the peach voting instruction card, Puddledock Nominees Limited will not cast any votes at the Shell Transport EGM in respect of the Shell Transport Ordinary Shares it holds on your behalf in respect of that particular resolution.

Posting details

The voting instruction cards have the reply-paid address printed on the reverse. Once completed, you should tear off the return section of each card and put it in the post. If you would prefer, you may return the voting instruction cards in an envelope (please do not fold) addressed, in the case of the grey voting instruction card, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the peach voting instruction card, to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG. A postage stamp is not required if posted in the United Kingdom. Each voting instruction card, to be valid, must be received by no later than 4pm on June 23, 2005 (faxes will not be accepted). If the voting instruction card for the Court Meeting or the Shell Transport EGM is not lodged by this time, the instruction for that meeting will be invalid.

If you do not return the voting instruction cards, Puddledock Nominees Limited will not cast any votes in respect of the Court Meeting or the Shell Transport Ordinary Shares that it holds on your behalf at the Shell Transport EGM, nor will you be able to attend the meetings in person.

Electronic voting instructions

You may alternatively register your voting instructions electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your grey and peach voting instruction cards to hand when you log on. The voting instructions must be received no later than 4pm on June 23, 2005 for both the Court Meeting and the Shell Transport EGM. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website.

Attending the meetings

If you have completed and returned section “B” on your voting instruction cards and you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the grey admission form (for the Court Meeting) and the peach admission form (for the Shell Transport EGM) and bring them with you to the meetings together with the letters of authority. When you arrive at ExCeL on June 28, 2005 to attend the meetings, you should hand the admission forms and letters of authority in at the proxy registration desk. If you do not bring the grey admission form to the Court Meeting and the peach admission form (for the Shell Transport EGM), you will still be able to attend the meetings but it will delay the registration process when you arrive. You MUST bring the letters of authority received from BNP Paribas Securities Services with you.

Level of approval required at the Court Meeting

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

–	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

–	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The first test is therefore concerned with the number of registered Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants attending and voting at the Court Meeting and the second test relates to the number of Shell Transport Ordinary Shares held by those shareholders and the number of Shell Transport Ordinary Shares to which those holders of Shell Transport Bearer Warrants are entitled.

Each registered holder of Shell Transport Ordinary Shares and each holder of Shell Transport Bearer Warrants will count as one Shell Transport Ordinary Shareholder for the purpose of the first test regardless of how many Shell Transport Ordinary Shares that registered shareholder owns or to which that holder of Shell Transport Bearer Warrants is entitled. However, investors in the Shell Transport PEPs and/or the Shell Transport ISAs are not registered as Shell Transport Ordinary Shareholders. The Shell Transport Ordinary Shares held by Puddledock Nominees Limited are entered as a single registered holding in Shell Transport’s register of members in the name of Puddledock Nominees Limited. Therefore, the votes cast by investors in the Shell Transport PEPs and/or the Shell Transport ISAs at the Court Meeting will be aggregated and treated as the vote of one Shell Transport Ordinary Shareholder for the purpose of determining the statutory majority under the first test. That one vote will not be counted if some investors in the Shell Transport PEPs and/or the Shell Transport ISAs vote in favour of the Scheme and some against it in that the votes for and against the Scheme will cancel each other out. For the purpose of the second test, the votes of the investors in the Shell Transport PEPs and/or the Shell Transport ISAs will be treated in the same way as the votes of Shell Transport Ordinary Shareholders.

Royal Dutch Shell Shares

As is currently the case with the Shell Transport Ordinary Shares to which you are entitled, you will not be the registered holder of the “B” Shares to which you are entitled under the Scheme since they will be registered in the name of Puddledock Nominees Limited.

The “B” Shares to which you are entitled will be issued to Puddledock Nominees Limited, which will hold them for you under the terms and conditions of your Shell Transport PEP and/or Shell Transport ISA.

Further Information

The Long Form Scheme Document and the Listing Particulars, which contain detailed information on the transaction, are available on our website, www.shell.com/unification.

Alternatively, if you would like to be sent a free copy of the Long Form Scheme Document and/or the Listing Particulars, please complete and return the Document Request Form.

If you have any questions relating to the actions available to you, the Scheme Document or the completion and return of the enclosed voting instruction cards, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30am to 5.30pm. For legal reasons, the shareholder helpline will only be able to provide information contained in the Scheme Document, the Long Form Scheme Document and the Listing Particulars and practical information about how to complete the enclosed forms. It will be unable to give advice on the merits of the transaction or provide any financial or taxation advice.

Questions and Answers

What are the proposals?

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

Why are these special meetings being held?

The Court Meeting and the Shell Transport EGM are being held to decide whether to approve the Scheme of Arrangement, which forms part of the proposals for the unification of Shell Transport and Royal Dutch, and related proposals. They will take place after the normal Shell Transport annual general meeting.

Who can come to these meetings?

Any investor in the Shell Transport PEP and/or Shell Transport ISA can attend the meetings and vote on a poll if you have completed and returned Section “A” of the grey and peach voting instruction cards. In order to speed up registration on arrival, you should bring the grey and peach admission forms with you.

Where are the meetings being held?

All three meetings will take place on June 28 at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

How do I vote if I can’t come to the meetings?

You need to fill in Section “A” of the grey voting instruction card for the Court Meeting and section “A” of the peach voting instruction card for the Shell Transport EGM. Once completed you should tear off the return section of each card and put it in the post. If you would prefer, you may return the voting instruction cards in an envelope (please do not fold) addressed as set out on page 3 of this leaflet.

When do I need to send in my voting instruction cards?

The deadline for receiving the voting instruction cards is 4pm on June 23, 2005.

Can I register my voting instructions electronically?

Yes, you can register your voting instructions by logging on to www.sharevote.co.uk. You need to do this by 4pm on June 23, 2005.

Will I get a share certificate for my “B” Shares?

No. Puddledock Nominees Limited will hold them on your behalf in accordance with the terms and conditions of your Shell Transport PEP and/or Shell Transport ISA.

How is my shareholding in Royal Dutch Shell being calculated?

The Royal Dutch Shell Group is currently jointly owned by two companies: Royal Dutch and Shell Transport. Royal Dutch has a 60% interest in the Royal Dutch/Shell Group and Shell Transport 40%. The shareholdings in Royal Dutch Shell will be calculated to reflect those 60:40 percentage interests. This means that for every one ordinary share in Shell Transport which is held in your Shell Transport PEP or Shell Transport ISA, you will receive approximately 0.2873 shares in Royal Dutch Shell. As a result of this calculation, following completion, Shell Transport Shareholders1 will own 40% of Royal Dutch Shell’s share capital2, equivalent to their indirect interest in the Royal Dutch/Shell Group at the moment.

What’s the difference between “A” and “B” Shares?

The proposals involve a move from two parent companies (Shell Transport and Royal Dutch) to a single parent company (Royal Dutch Shell) where all the shareholders have identical rights whether they hold “A” Shares or “B” Shares. However, in seeking to preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell will have “A” Shares and “B” Shares. Shell Transport Shareholders1 will receive “B” Shares and, it is expected, UK-source dividends.

When can I sell my shares?

The last day of dealing in Shell Transport Shares is expected to be July 19, 2005 and the first day you can trade Royal Dutch Shell Shares is expected to be July 20, 2005.

What’s Royal Dutch Shell’s dividend policy?

The Royal Dutch Shell Board has stated that, following completion, it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended December 31, 2004. After completion, Royal Dutch Shell dividends will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on July 28, 2005 and paid in September 2005.

[1]	Excluding holders of Shell Transport Preference Shares.

[2]	Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period.

Contact information
Shareholder helpline:
Freephone 0800 169 1679

or, if you are calling from outside the UK,
+44 1903 276 323

Website:
www.shell.com/unification